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                            August 5, 2022

       Hamon Francis Fytton
       Chief Executive Officer
       CALEDONIA INVESTMENT REAL ESTATE INC
       2412 Irwin Street
       Melbourne, FL 32901

                                                        Re: CALEDONIA
INVESTMENT REAL ESTATE INC
                                                            Offering Statement
on Form 1-A
                                                            Filed July 14, 2022
                                                            File No. 024-11937

       Dear Mr. Fytton:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A filed July 14, 2022

       Financial Statements, page 39

   1. We note you have provided financial statements as of June 30, 2022 and for the period from June 21, 2021
(Inception) to June 30, 2022. We further note that your fiscal year ends on December 31.
Please revise to provide distinct columns within your balance sheet, statement of
operations, statement of stockholder   s deficit, and statement of cash
                                                        flows for each fiscal
year or fiscal period presented. In this regard, please revise to present separate
columns for your 2021 financial statement and separate columns for your
                                                        2022 financial
statements. This comment also applies to your financial statement footnotes. See Part F/S
of Form 1-A.
 Hamon Francis Fytton
FirstName  LastNameHamon Francis
CALEDONIA      INVESTMENT  REALFytton
                                 ESTATE INC
Comapany
August     NameCALEDONIA INVESTMENT REAL ESTATE INC
       5, 2022
August
Page 2 5, 2022 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction